Exhibit 21.1

Subsidiaries of Tempus AI, Inc.

Name of Subsidiary	Jurisdiction of Organization
Ambry Genetics Corporation	United States (Delaware)
Arterys Inc.	United States (Delaware)
Arterys Inc. (Canada)	Canada
Arterys SAS (France)	France
Deep 6 AI, Inc.	United States (Delaware)
Genome Smart Inc.	United States (Delaware)
GSLD Holdings, LLC	United States (California)
Mpirik, Inc.	United States (Delaware)
OneOme Holdings LLC	United States (Delaware)
OneOme LLC	United States (Delaware)
OneOme International LLC	United States (Delaware)
OneOme PGx Europe Limited	Ireland
Paige.AI, Inc.	United States (Delaware)
Paige.AI GmbH	Germany
Paige.AI LTD	United Kingdom
Progeny Genetics LLC	United States (Delaware)
SEngine Precision Medicine, LLC	United States (Delaware)
Tempus Compass, LLC (f/k/a Highline Consulting, LLC)	United States (California)
Tempus Labs Singapore PTE. LTD	Singapore
Tempus AI Spain, SL	Spain